UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

For Period Ended: December 31, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

NextPlat Corp

Full Name of Registrant

N/A

Former Name if Applicable

3250 Mary Street, Suite 410

Address of Principal Executive Office

(Street and Number)

Coconut Grove, FL, 33133

City, State and Zip Code:

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b) The subject annual report, semi-annual report, transition report on Forms 10K, 20-F, 11-K, Form NSAR, or Form N-CSR or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

NextPlat Corp (the “Registrant”) is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 within the prescribed time period without undue hardship and expense to the Registrant. Since July 1, 2023, the Registrant has consolidated the financials results of Progressive Care Inc. ("Progressive Care") in the Registrant's financial statements. Progressive Care is itself a public company that must file audited financial statements in connection with its Annual Report on Form 10-K. Progressive Care's registered public accounting firm has notified Progressive Care that it needs additional time to complete its audit of Progressive Care's financial statements relating to goodwill impairment testing and long-lived asset impairment analysis. Accordingly, given that Progressive Care's financial results flow through the Registrant's financial statements, the Registrant requires additional time to complete its annual financial statements. Progressive Care's independent registered public accounting firm has indicated that it expects to complete its audit of Progressive Care's financials by Wednesday, April 3, 2024.  The Registrant expects to file its Annual Report on Form 10-K by Friday, April, 5, 2024, and in no event later than fifteen days after its original prescribed due date as provided by Exchange Act Rule 12b-25.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Marc E. Rivera, Esq.	(202) 350-3643
(Name)	(Area Code) (Telephone number)

(2)         Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s): ☒ Yes ☐ No

(3)         Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof: ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NextPlat Corp

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

April 1, 2024	By:	/s/ Charles M. Fernandez
Charles M. Fernandez
Chief Executive Officer